                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 TeliaSonera AB
                                ----------------

                                (Name of Issuer)

               Ordinary Shares, nominal value SEK 3.20 per share
               -------------------------------------------------

                         (Title of Class of Securities)

                                  87960M106**
                                  -----------

                                 (CUSIP Number)

                               December 31, 2003
                               -----------------

            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [   ] Rule 13d-1(b)
                              [   ] Rule 13d-1(c)
                              [ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The Ordinary Shares are not traded in U.S. markets and have not been assigned a CUSIP number. However, the CUSIP number for the related American Depositary Shares is 87960M106.

                              CUSIP No. 87960M106


--------------------------------------------------------------------------------
1.  Name of Reporting Person
    Government Offices of The Kingdom of Sweden

    I.R.S. Identification No. of above persons (entities only).
    Not Applicable

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group

         (a)   X

         (b)

--------------------------------------------------------------------------------

3.  SEC Use Only............................................................

--------------------------------------------------------------------------------

4.  Citizenship or Place of Organization

    Sweden

--------------------------------------------------------------------------------

Number of Shares     5. Sole Voting Power                          2,118,278,261
Beneficially Owned
by Each Reporting    6. Shared Voting Power                                    0
Person With:
                     7. Sole Dispositive Power                     2,118,278,261

                     8. Shared Dispositive Power                               0

--------------------------------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person   2,118,278,261

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares         [X]

--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9)                   45.3%***

--------------------------------------------------------------------------------

12. Type of Reporting Person                                                 OO

--------------------------------------------------------------------------------

__________________________

*** Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on April 30, 2003 as disclosed by TeliaSonera AB in its Form 20-F filing with the Securities and Exchange Commission on June 30, 2003.

                                  SCHEDULE 13G

Item 1.

    (a) Name of Issuer
        TeliaSonera AB

    (b) Address of Issuer's Principal Executive Offices
        Sturegatan 1, S-106 63 Stockholm, Sweden

Item 2.

        Name of Person Filing

    (a) Government Offices of The Kingdom of Sweden

        The Government Offices of The Kingdom of Sweden exist to facilitate Swedish government business and comprise ten ministries, of which the Ministry of Industry, Employment and Communications is one.

    (b) Address of Principal Business Office or, if none, Residence c/o The Ministry of Industry, Employment and Communications Drottningsgatan 16, SE-103 33 Stockholm, Sweden

    (c) Citizenship
        Sweden

    (d) Title of Class of Securities
        Ordinary shares, nominal value SEK 3.20 per share ("Ordinary Shares")

    (e) CUSIP Number
        The Ordinary Shares are not traded in U.S. markets and have not been assigned a CUSIP number. However, the CUSIP number for the related American Depositary Shares is 87960M106.

Item 3.

     If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.

Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)  Amount beneficially owned: 2,118,278,261
    (b)  Percent of class: 45.3%(1)
    (c)  Number of shares as to which the person has:

        (i)   Sole power to vote or to direct the vote: 2,118,278,261
        (ii)  Shared power to vote or to direct the vote: 0
        (iii) Sole power to dispose or to direct the disposition of:
              2,118,278,261
        (iv)  Shared power to dispose or to direct the disposition of: 0

______________________

(1) Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on April 30, 2003 as disclosed by TeliaSonera AB in its Form 20-F filing with the Securities and Exchange Commission on June 30, 2003.

Item 5.

     Ownership of Five Percent or Less of a Class

     Not Applicable

Item 6.

     Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable

Item 7.

     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     Not Applicable

Item 8.

     Identification and Classification of Members of the Group

     The Government Offices of The Kingdom of Sweden and The Republic of Finland ("Finland") may be deemed to be a "group" within the meaning of Rule 13d-5(b)(1) under the Act. See the Shareholders' Agreement dated March 26, 2002 between The Kingdom of Sweden and Finland contained in Annex C of the Prospectus forming part of the Registration Statement on Form F-4 (Registration No. 333-100213), filed by Telia AB with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on October 1, 2002, as amended by the Amendment to Shareholders' Agreement dated April 16, 2003 attached as Exhibit 2 to this statement.

     Pursuant to Rule 13d-5(b)(1) of the Act, the group that may be formed by the Government Offices of The Kingdom of Sweden and Finland may be deemed to be the beneficial owner of 2,118,278,261 Ordinary Shares beneficially owned by the Government Offices of The Kingdom of Sweden and 891,800,231 Ordinary Shares beneficially owned by Finland, representing a total of 3,010,078,492 Ordinary Shares or approximately 64.4% of the Ordinary Shares(2). However, the Government Offices of The Kingdom of Sweden disclaim beneficial ownership of the Ordinary Shares beneficially owned by Finland.

Item 9.

     Notice of Dissolution of Group

     Not Applicable

Item 10.

     Certification

     Not Applicable

 ______________________

(2) Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on April 30, 2003 as disclosed by TeliaSonera AB in its Form 20-F filing with the Securities and Exchange Commission on June 30, 2003.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2004

                                        GOVERNMENT OFFICES OF THE KINGDOM OF
                                        SWEDEN



                                        By:/s/ Leif Pagrotsky
                                        --------------------------------------

                                        Name: Leif Pagrotsky
                                        Title: Minister for Industry and Trade

                                    EXHIBITS

Exhibit         Description

1 Extract from the Minutes of a Swedish Government Meeting dated January 23, 2003 authorising the Ministry of Industry, Employment and Communications to sign the Schedule 13G initially filed on February 12, 2003, together with any supplements and amendments, on behalf of the Government Offices of The Kingdom of Sweden (in the original Swedish with an English translation)

2 Amendment to Shareholders' Agreement dated April 16, 2003 between The Kingdom of Sweden and The Republic of Finland amending the Shareholders' Agreement dated March 26, 2002

EXHIBIT 1




                                            Koncept
                                            Protokoll
                                            vid regeringssammantrade
                                            2003-01-23    N2003/337/SA
                                                          N2002/3707/SA (delvis)









Bemyndigande att underteckna anmalan
-------------------------------------------------------------------------------
1 bilaga

Svenska staten innehar efter Telia AB:s forvarv av Sonera Oy en agarandel uppgaende till 46 procent i det sammanslagna bolaget TeliaSonera AB. TeliaSonera AB ar sedan sammanslagningen den 9 december 2002 noterat pa Nasdaq National Market i USA och bolagets aktier ar registrerade enligt bestammelserna i U.S. Securities Exchange Act of 1934 (Exchange Act). Eftersom svenska statens agarandel overstiger 5 procent, skall en elektronisk anmalan goras i U.S. Securities and Exchange Commission (SEC) datasystem EDGAR senast 45 dagar efter utgangen av det kalenderar da TeliaSonera AB registrerade bolagets aktier enligt bestammelserna i Exchange Act. I samband med att den elektroniska anmalan gors, arkiverar svenska staten en skriftlig, undertecknad anmalan. Utkast till anmalan har tagits fram med den lydelse som framgar av bilagan.

Regeringen bemyndigar chefen for Naringsdepartementet eller den han satter i sitt stalle att underteckna anmalan enligt ovan till SEC i huvudsak overensstammande med forslaget samt eventuella tillagg och andringar i anmalan.







Utdrag till

SB
Fi/BA

                                                          Linklaters' office
                                                          translation of extract
                                                          from minutes from
                                                          meeting of the
                                                          Government




                                        Minutes
                                        from meeting of the Government
                                        2003-01-23       N2002/XXXX/SA
                                                         N2001/3707/SA (partly)







Authorisation to sign notification
--------------------------------------------------------------------------------
1 appendix

Following Telia AB's acquisition of Sonera Oy, the Swedish State holds approximately 46 per cent of the shares in the combined company TeliaSonera AB. Since the combination of 9 December 2002, TeliaSonera AB is listed on the U.S. Nasdaq National Market and its shares are registered under the U.S. Securities Exchange Act of 1934 (Exchange Act). As the Swedish State's beneficial interest in TeliaSonera AB exceeds 5 per cent, an electronic filing shall be made with the U.S. Securities and Exchange Commission (SEC) on its EDGAR system within 45 days after the end of the calendar year in which TeliaSonera AB registered its shares under the Exchange Act. In connection with the electronic filing, a manually signed filing is being retained by the Swedish State. A draft notification has been prepared in accordance with Appendix 1.

The Government authorise the Head of the Ministry of Industry, Employment and Communications or anyone he authorises to sign the above notification to the SEC, substantially in accordance with the draft notification, together with any supplements and amendments to the notification.








Draft notification to

SB
Fi/BA

EXHIBIT 2


                              Dated 16 April 2003




                                   Amendment

                                       to

                            Shareholders' Agreement

                                   regarding

                                    Telia AB

                                 by and between

                            The Republic of Finland

                                      and

                             The Kingdom of Sweden

This Amendment to Shareholders' Agreement (this "Amendment") is entered into on this 16 day of April, 2003 by and between

(1)  The Republic of Finland ("Finland");

     and

(2)  The Kingdom of Sweden ("Sweden").

     WHEREAS, Finland and Sweden entered into the Shareholders' Agreement, dated as of 26 March, 2002 (the "Agreement"), whereby Finland and Sweden agreed on certain matters relating to the merger of Telia AB and Sonera Corporation;

     WHEREAS, Finland and Sweden now desire to make certain amendments to the Agreement;

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.   The following definition is added to Section 1:

     "TeliaSonera" means TeliaSonera AB (publ).

2.   Section 4.1.2(ii) of the Agreement is hereby replaced by the following:

     "Carl Bennett, a current member of the Board of Directors of TeliaSonera, shall be appointed, and shall serve as, Deputy Chairman of the Board of Directors of TeliaSonera at least until the closing of the Annual General Meeting of shareholders of TeliaSonera to be held in 2005";

3. The proviso following directly after Section 4.1.2(v) of the Agreement is hereby replaced by the following:

     "provided, however, that, in connection with the Annual General Meeting of shareholders of TeliaSonera to be held in 2003, one (1) of the members referred to in subparagraph (iv) above shall be replaced with one (1) new independent member who is currently not a member of the Board of Directors of Sonera or the Board of Directors of Telia to be nominated by the new Nomination Committee of TeliaSonera in accordance with Section 4.1.3., who shall serve at least until the closing of the General Meeting of shareholders of TeliaSonera to be held in 2004"

     The remnant of the proviso following directly after Section 4.1.2(v), from "and provided..." to "the requirements of Section 4.1.1." shall remain unchanged.

4. Finland and Sweden hereby acknowledge and agree that except as specifically supplemented and amended, changed or modified hereby, the Agreement shall remain in full force and effect in accordance with its terms.

5. This Amendment shall be governed by and construed in accordance with the substantive laws of Sweden. Any dispute, controversy or claim concerning the validity, scope, meaning, construction, application or effect of this Amendment or the breach, termination or invalidity thereof shall be finally settled by arbitration in Helsinki in accordance with the rules of the Finnish Central Chamber of Commerce. Each party to this Amendment shall appoint one arbitrator and the two arbitrators shall appoint a third arbitrator who shall be the chairman. The arbitration proceedings shall be conducted in the English language.

This Amendment has been executed in two (2) identical counterparts, of which each party to this Amendment has taken one (1).


In Stockholm on 16 April 2003                    In Helsinki on 16 April 2003

THE KINGDOM OF SWEDEN                            THE REPUBLIC OF FINLAND
represented by the Ministry of Industry,         represented by the Ministry
Employment and Communications                    of Transport and Communications

/s/ Leif Pagrotsky                               /s/ Kimmo Sasi
________________________________                 _______________________________
Name:   Leif Pagrotsky                           Name:  Kimmo Sasi
Title:  Minister for Industry and Trade          Title:  Minister of Transport
                                                         and Communications


                                                 /s/ Samuli Haapasalo
                                                 _______________________________
                                                 Name:  Samuli Haapasalo
                                                 Title: Director General